

August 20, 2014

Via E-mail
Paul J. Masschelin
Senior Vice-President, Finance and
Administration, and Controller
Imperial Oil Limited
237 Fourth Avenue S.W.
Calgary, Alberta, Canada T2P 3M9

> **Re:     Imperial Oil Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 26, 2014**
> **File No. 000-12014**

Dear Mr. Masschelin:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Business, page 3

Upstream, page 4

Oil and gas production, production prices and production costs, page 6

1.      The information you have provided regarding production volumes is presented based on average daily production.  Revise your disclosure to present this information based on annual production volumes.  See Item 1204(a) of Regulation S-K.

2.      The tabular presentation of gas production volumes on page 6 does not appear to include a value that complies with the requirements of Item 1204(a) of Regulation S-K.  In this

regard, note (b) indicates that the line items "gross production" and "net production" include gas volumes used internally, while the line item "sales" includes volumes of gas "purchased, processed and/or resold". Revise your presentation to disclose production of natural gas on an "as sold" basis. See Instruction 2 to Item 1204 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant